(File No. 82-4406)

SCHWARZ PHARMA

03037747

SUPPL

Third Quarter Report 2003

Sales: € 1.25 billion after € 0.59 billion.

In the first nine months of 2003 sales of the SCHWARZ PHARMA Group rose by 111.2% to € 1,247.7 million. U.S. sales increased significantly by 378% to € 843.4 million, driven by the omeprazole generic. Sales in European markets were just below the previous year's level at € 371.6 million. In Asia, sales rose by 13.1% to € 19.1 million.

Net income: € 145.8 million

SCHWARZ PHARMA-Group increased net income from € 15.1 million in the previous year to € 145.8 million in 2003. Corresponding earnings per share were € 3.24. The Group was able to increase the cash flow from operating activities from € 26.4 million to € 177.1 million.

Outlook: Conservative scenario

In 2003, sales should increase from € 964 million in 2002 to more than € 1.4 billion and net income from € 48.4 million in 2002 to € 110-120 million.

Research & Development: Successful phase III for rotigotine CDS, the Parkinson patch

First phase III results clearly demonstrate the safety and efficacy of the Parkinson patch rotigotine CDS. SCHWARZ PHARMA will submit for marketing approval in the 3rd quarter of 2004.

Near-term growth potential in the USA

To better position itself for the market launch of the NCE-pipeline and to use operational synergies, SCHWARZ PHARMA's U.S. affiliate has developed promising drugs for the U.S. market. Of the eight drugs for use in primary care, gastroenterology and neurology, five are already filed with the FDA. The market launch of the first products is scheduled for 2004.

Sales Development January - September 2003: Sales volume: € 1.25 billion

In the first nine months of 2003 the sales of the SCHWARZ PHARMA Group rose by 111.2% to € 1,247.7 million. After adjustments for currency effects, sales increased by 141%, exceeding € 1.4 billion.

The development of sales in the pharmaceutical business was as follows:

Breakdown of sales by region



Asia
2 %
Germany
13 %
Europe
18 %
USA
67 %

USA

U.S. sales increased significantly from € 176.5 million to € 843.4 million (+378%). In U.S. dollars, the sales volume was US$ 935.1 million, up +473% from US$ 163.1 million in the previous year.

The main sales driver was generic omeprazole, which contributed sales of € 706.2 million or US$ 783.0 million. KUDCo was able to defend its leading position, even after the unexpected entry of two competitors into the omeprazole market. Compared to the first half of 2003 however, there was a decrease primarily to the price level, but also reduced sales quantities as a result of the new competitive situation. Furthermore, sales of the third quarter 2003 declined by nearly US$ 80 million (€ 72 m) to account for potential returns and rebates in

connection with the omeprazole business, which were accounted for as sales deductions.

Patented products like the cardiovascular drugs Verelan® PM (verapamil HCL; € 28.1 million; +10%), and Uniretic® (moexipril HCTZ; € 13.1 million; +27%) were also important contributors to growth.

Europe

In the European markets, the sales level decreased by 2.1% to € 371.6 million. However, after adjustments for exchange rate effects and divestitures of products, European sales increased by 1.4% to 376.8 million compared to the previous year.

Sales on the German market decreased by 5.3% to € 154.9 million. The 6% price cut on about 60% of our German product line and cautious merchandise planning in the wholesale sector led to this decline. Adjusted for divestitures of products, in Italy, sales volume rose by 6.4% to € 42.8 million; without adjustments, sales decreased by 3.6%. Sales in France were € 39.3 million, reaching last year's level. Adjusted for divestitures of products, on the Spanish market sales rose by 15.0% to € 33.5 million; without adjustments, sales increased by 6.7%. In Great Britain, sales fell by 4.8% to € 22.6 million, but, after adjustments for exchange rate effects, they actually rose by 4.9%. Exchange rate effects also influenced Polish sales, which declined by 0.3% to € 20.4 million. After adjustments for these effects however, sales in Poland rose by 13.3%. The remainder of Eastern Europe and export sales increased the sales volume by 2.6% to € 58.0 million.

Asia

Sales of the SCHWARZ PHARMA affiliates in Asia rose by 13.1% to € 19.1 million, adjusted for currency effects sales in Asia went up by 28.2%.

Income Statement

SCHWARZ PHARMA AG and Subsidiaries (€ million)	Jan.-Sept. 2002	Jan.-Sept. 2003	Change in %
Net Sales	**590.8**	**1,247.7**	**111.2%**
Cost of goods sold	226.0	293.2	29.7%
Gross profit	**364.8**	**954.5**	**161.7%**
Selling, general and administrative expense	243.9	411.7	68.8%
Research and development expense	83.5	96.1	15.1%
Amortization of intangible assets	25.1	23.3	-7.0%
Impairment expense FAS 142/144	0.0	26.0	n.s.
Other operating income (expense) - net	3.2	(122.0)	n.s.
Operating result	**15.6**	**275.5**	**> 100%**
Financial result	(6.7)	(3.8)	-43.6%
Other income (expense) - net	13.9	11.5	-17.2%
Income before income taxes and minority interest	**22.8**	**283.2**	**> 100%**
Taxes on income	7.8	137.4	> 100%
Minority interest	(0.2)	(0.0)	n.s.
Net income	**15.1**	**145.8**	**> 100%**
Earnings per share in €*	0.34	3.24	> 100%
EBITDA (excluding one-time effect)	59.9	345.8	> 100%
EBIT (excluding one-time effect)	19.3	306.0	> 100%

Number of shares			
*Annual Average, million units	43.988	44.949	2.2%
Annual average, diluted, million units	44.237	46.183	4.4%
Basis, Sept. 30, million units	43.991	45.348	3.1%

Earnings Development January - September: Net income: € 145.8 million

In the first nine months of 2003, gross profit improved by 161.7% to € 954.5 million and thus improved better than sales. This was primarily attributable to the marketing of the generic drug omeprazole in the U.S.

Selling, general and administrative expenses rose by 68.8% to € 411.7 million. The main reason for this increase were legal consulting and licensing fees as well as marketing activities associated with generic omeprazole.

Research and development expense rose by 15.1% to € 96.1 million. They reflect the advanced development activities of the SCHWARZ PHARMA pipeline; for detailed information see page 17 of this report.

Amortization of intangible assets decreased by 7.0% to € 23.3 million. Due to the divestiture of two non-strategic product lines in the U.S., an asset impairment in accordance with FAS 142/144 in the amount of € 26.0 million was included in the first quarter of 2003. This divestiture allowed production resources for the generic drug omeprazole to be expanded as early as the end of March.

Other operating expenses totaled € 122.0 million. They resulted from third-party profit sharing (Andrx and Genpharm) of omeprazole earnings.

The operating income in the first nine months of 2003 improved from € 15.6 million to € 275.5 million. This significant increase is primarily attributable to the strong growth of the U.S. business.

Due to a decreased use of debt, the financial result improved from –€ 6.7 million to –€ 3.8 million. Other income fell by 17.2% to € 11.5 million. This was primarily due to expenses for hedging activities and to the divestiture of the production plant in Spain.

The income before taxes in the first six months of the year 2003 totaled € 283.2 million, compared to € 22.8 million in the same period of the previous year. Taxes on income rose to € 137.4 million compared to € 7.8 million in the previous year. This, and as a consequence of

non-deductible impairment losses on product rights in the U.S., led to an increase in the tax rate to 48.5%.

The Group net income in the period January to September 2003 rose to € 145.8 million, up from € 15.1 million. Corresponding earnings per share were € 3.24.

In the first nine months of the year, there was an average 44,949,000 shares outstanding. As of September 30, 2003, there were 45,348,000 outstanding shares. The increase in comparison to the year 2002 is due to the conversions from the Executive Stock Option Program of the SCHWARZ PHARMA AG (ESOP) and the issue of employee shares. There were no reportable conversions (directors dealings) from the ESOP. Adjusted for granted stock options, the average diluted number of shares was 46,183,000 and diluted earnings per share were € 3.16.

Segment Reporting by Operating Segment

SCHWARZ PHARMA AG and Subsidiaries (€ million)	Jan. 1- Sept. 30 2002	Jan. 1- Sept. 30 2003	Change in %
Net Sales			
Europe	433.8	416.8	-3.9%
USA/Asia	193.4	862.5	> 100%
BioSciences	0.0	0.0	n.s.
Holding	41.1	37.4	-8.9%
Inter-segment elimination	(77.5)	(69.0)	-11.0%
Net Sales	**590.8**	**1,247.7**	**> 100%**
Operating income			
Europe	62.0	48.1	-22.4%
USA/Asia	10.4	302.3	> 100%
BioSciences	(45.0)	(56.1)	24.8%
Holding	5.3	4.3	-18.2%
Inter-segment elimination	0.4	(2.3)	n.s.
	33.1	296.2	> 100%
Unallocated corporate expenses	(17.5)	(20.7)	18.4%
Operating income	**15.6**	**275.5**	**> 100%**
Long-lived Assets			
Europe	213.4	186.4	-12.6%
USA/Asia	236.0	152.4	-35.4%
BioSciences	8.4	8.7	3.6%
Holding	63.3	56.8	-10.3%
	521.1	404.3	-22.4%
Unallocated long-lived Assets	10.7	10.7	0.0%
Long-lived Assets	**531.8**	**415.0**	**-22.0%**

Cash Flow Statement

SCHWARZ PHARMA AG and Subsidiaries (€ million)	Jan.-Sept. 2002	Jan.-Sept. 2003	Change in %
Cash Flow from Operating Activities	26.4	177.1	> 100%
Cash Flow used in Investing Activities	(1.7)	(1.4)	17.6%
Cash Flow used in Financing Activities	(21.8)	(75.5)	> 100%
Effects of exchange rates	(2.4)	(20.1)	> 100%
Changes in cash and cash equivalents	**0.5**	**80.1**	**> 100%**
Cash and cash equivalents at beginning of period	32.3	161.3	> 100%
Cash and cash equivalents at end of period	**32.8**	**241.4**	**> 100%**

Balance Sheet

SCHWARZ PHARMA AG and Subsidiaries (€ million)	Dec. 31 2002	Sept. 30 2003	Change in %
Current Assets			
Cash and cash equivalents	161.3	241.4	49.6%
Marketable securities	3.7	4.1	9.9%
Accounts receivable, less allowances	171.8	217.6	26.7%
Inventories	94.1	131.0	39.3%
Other current assets	35.0	29.9	-14.6%
Total current assets	**465.9**	**624.1**	**33.9%**
Property, plant and equipment	172.0	163.4	-5.0%
Goodwill and other intangible assets	295.2	224.1	-24.1%
Long-term investments and other assets	107.3	82.6	-23.0%
	1,040.5	**1,094.2**	**5.2%**
Liabilities			
Short-term debt and current portion of long-term debt	62.5	13.6	-78.2%
Other current liabilities	296.4	256.8	-13.4%
Total current short-term liabilities	**358.9**	**270.4**	**-24.7%**
Long-term debt	83.8	75.1	-10.3%
Pension and other non-current liabilities	67.4	131.0	94.4%
Shareholders' equity	530.4	617.7	16.5%
	1,040.5	**1,094.2**	**5.2%**
Number of employees (on the relevant date)	3,744	3,868	3.3%

Statement of Cash Flows and Balance Sheet
Cash Flow increased to € 177 million

Cash flow from operating activities rose to € 177.1 million, up from € 26.4 million in the same quarter of the previous year. Cash flow from investing activities was € 1.4 million, compared to an outflow of € 1.7 million in the previous year. SCHWARZ PHARMA had capital expenditures of € 17.8 million (€ 14.8 million) for tangible assets, especially in the expansion of the omeprazole production capacities. € 5.2 million (€ 3.2 million) were spent on intangible assets, e.g. product rights and software. This outflow was contrasted by inflow from the sale of product rights in the U.S.A. and in Spain in the amount of € 21.6 million.

Cash flow used by financing activities was € 75.5 million, compared to € 21.8 million in the previous year. The short-term debt of the SCHWARZ PHARMA Group was significantly reduced by 78.2% from € 62.5 million to € 13.6 million. Compared to the balance as of 01/01/2003, cash and cash equivalents therefore increased significantly by 49.6% to € 241.4 million as of 09/30/2003.

Shareholder's equity increased by 16.5% to € 617.7 million; at 56.4%, the equity ratio increased compared to the end of 2002 (51.0%). The balance sheet total rose by 5.2% to € 1,094.2 million by September 30, 2003.

As of September 30, 2003, the number of employees at SCHWARZ PHARMA was 3,868. The 124 new employees were primarily hired for research & development .

Accounting Principles

SCHWARZ PHARMA AG and Subsidiaries **Development Shareholder's Equity** (€ million)	Jan. 1- Sept. 30 2002	Jan. 1- Sept. 30 2003	Change in %
Balances as of January 1	**543.3**	**530.4**	**-2.4%**
Net income	15.1	145.8	> 100%
Dividende to shareholders	(26.4)	(26.8)	1.7%
Conversion Stock Option Program	0.0	8.7	> 100%
Sell treasury shares	0.0	0.2	n.s.
Other comprehensive income	(0.5)	(0.9)	93.3%
Currency translation	(29.6)	(39.6)	34.0%
Balance as of September 30	**502.0**	**617.7**	**23.0%**

In accordance with the annual financial statements, the interim report of SCHWARZ PHARMA AG and affiliates is also prepared pursuant to US-GAAP and the standards of the Financial Accounting Standards Board (FASB).

The Company applied the same accounting standards than for the 2002 consolidated financial statements. The notes to the financial statements in the consolidated annual report thus apply correspondingly.

Certain items in the December 2002 financial statements have been reclassified in order to be consistent with the current year. These changes had no impact on the financial or earnings situation or equity as previously reported.

This interim report of SCHWARZ PHARMA AG and its affiliates complies with APB 28, "Interim Financial Reporting". The scope of consolidation comprises 32 fully consolidated affiliates.

The third quarter of 2003: Impacted by one-time effects

SCHWARZ PHARMA AG
and Subsidiaries

Income Statement (€ million)	July-Sept. 2002	July-Sept. 2003	Change in %
Net Sales	**187.7**	**269.6**	**43.6%**
Cost of goods sold	72.2	82.3	13.9%
Gross profit	115.5	187.4	62.2%
Selling, general and administrative expense	76.9	115.6	50.4%
Research and development expense	23.8	30.9	30.0%
Amortization of intangible assets	8.2	7.5	-8.3%
Impairment expense FAS 142/144	0.0	(0.2)	n.s.
Other operating income (expense) - net	1.5	(17.6)	n.s.
Operating result	**8.1**	**15.9**	**96.1%**
Financial result	(2.5)	(1.1)	-55.2%
Other income (expense) - net	3.6	(6.2)	n.s.
Income before income taxes and minority interest	**9.1**	**8.6**	**-5.6%**
Taxes on income	3.2	6.0	88.9%
Minority interest	0.2	(0.0)	n.s.
Net income	**5.7**	**2.5**	**-56.2%**
Earnings per share* in €	0.13	0.06	

Cash Flow Statement (€ million)	July-Sept. 2002	July-Sept. 2003	Change in %
Cash Flow from Operating Activities	6.9	98.2	> 100%
Cash Flow from Investing Activities	5.1	(4.8)	n.s.
Cash Flow used in Financing Activities	(16.7)	8.9	n.s.
Effects of exchange rates	(3.6)	(10.5)	> 100%
Change in cash and cash equivalents	**(8.4)**	**91.8**	**n.s.**
Cash and cash equivalents at beginning of period	41.2	149.6	> 100%
Cash in cash equivalents at the end of period	**32.8**	**241.4**	**> 100%**

During the quarter from July to September 2003, sales within the SCHWARZ PHARMA Group rose by 43.6% to € 269.6 million. This sales increase would have been 49.0% if exchange rates had remained unchanged since the previous year. Sales of the third quarter 2003 were reduced in the amount of € 72 million by provisions for returns in connection with the omeprazole business, which are accounted for as sales deductions.

Gross profit improved by 62.2% to € 187.4 million and thus improved better than sales.

Selling, general and administrative expenses rose by 50.4% to € 115.6 million. This increase is the consequence of costs associated with the generic drug omeprazole, including the costs of the non-recurring DTC (direct-to-consumer) marketing campaign.

Research and development expenses increased by 30.0% to € 30.9 million, which corresponds to the development progress of the pipeline.

Amortization of intangible assets decreased by 8.3% to € 7.5 million, which was primarily due to exchange rate effects. The impairment loss recorded in March 2003 decreased due to the changed average currency exchange rate as of September 2003.

Other operating expenses rose to € 17.6 million due to the profit share payable to third parties for the generic drug omeprazole.

Consequently, the operating result in the third quarter of 2003 showed a significant increase by 96.1% and rose to € 15.9 million.

The decreased financial result in the amount of € –1.1 million after € –2.5 million in the third quarter of 2002 results from the reduced use of debt.

Other expenses totaled € 6.2 million, which was due to costs for U.S. dollar hedging activities and expenses for the divestiture of the production in Spain.

Hence, income before taxes decreased by 5.6% to € 8.6 million. Taxes on income totaled € 6.0 million. This higher tax expense is due to expenses that are not tax deductible in a number of European countries. Accordingly, the Group net income decreased to € 2.5 million compared to € 5.7 million in the same quarter of the previous year (–56.2%). Corresponding earnings per share for the third quarter of 2003 were € 0.06.

Outlook: Conservative Scenario

Taking a conservative outlook the company does not rule out further competitors entering the U.S.-omeprazole market. Under this multi-player scenario SCHWARZ PHARMA expects for the fourth quarter further significant one-time charges. Nevertheless, in 2003, sales should increase from € 964 million in 2002 to more than € 1.4 billion and net income from € 48.4 million in 2002 to € 110-120 million.

For the next two years SCHWARZ PHARMA projects to expand its development pipeline and to further strengthen its U.S. business. Despite high investments SCHWARZ PHARMA will still operate at a profit during these years. In the following years double-digit sales growth along with even higher growth in earnings is expected.

Research & Development: Successful phase III for the Parkinson patch

The development pipeline of SCHWARZ PHARMA comprises six projects in clinical development for use in urology and neurology. Two projects are already in clinical phase III: rotigotine CDS, a patch for the treatment of Parkinson's disease and the compound fesoterodine for the treatment of overactive bladder/urinary incontinence. Furthermore, three projects are in phase IIb: harkoseride for the treatment of diabetic, neuropathic pain and epilepsy, and rotigotine CDS for the treatment of Restless Legs Syndrome (RLS). Additionally, a project for benign prostate hyperplasia therapy is in development phase I.

The multinational phase III clinical studies with the Parkinson patch rotigotine CDS in early Parkinson patients have been successfully completed. The first results of the double blind, placebo-controlled studies demonstrate the efficacy and safety of the Parkinson patch. Detailed results will be available in the first quarter of 2004. The approval applications for the U.S.A and Europe are planned for the third quarter of 2004.

Since the end of April 2003 studies of phase IIb are currently underway for the indication of Restless Legs Syndrome (RLS). A total of 250 patients will be treated in double blind, placebo-controlled tests for six weeks. The results should be available in the third quarter of 2004.

The phase IIb studies involving harkoseride for the treatment of diabetic neuropathy will start in the forth quarter of 2003. The results of the phase II were very promising: A double blind, placebo-controlled study has demonstrated a significant reduction of pain symptoms with very good tolerance.

The results of the phase IIb, double blind and placebo-controlled studies with harkoseride for the treatment of epilepsy should be available in the third quarter of 2004.

In the next few weeks the first patients will be recruited in phase III clinical studies with the compound fesoterodine for the treatment of overactive bladder/urinary incontinence. A total of 2,000 patients will be treated in the USA and in Europe in double blind, placebo-controlled tests for 12 weeks. The results should be available in the second quarter of 2005. The phase II study program with fesoterodine demonstrated a significant dose-related reduction of symptoms and was well tolerated by patients.

Studies of clinical phase I are currently underway with the compound SPM969 for the treatment of benign prostate hyperplasia. The study program of phase II is scheduled to begin in 2004.

Short-term growth opportunities in the U.S.

Omeprazole, the generic drug from KUDCo holds the leading position in the omeprazole market in the USA and remains the sole generic with a favorable court decision. However, the unexpected entry of two competitors into the market in August 2003 fundamentally changed the market dynamics. KUDCo's leading market position and the continuing growth in the market for proton pump inhibitors in the U.S. will continue to allow the omeprazole business to make an attractive contribution to sales and earnings.

In addition, SCHWARZ PHARMA's U.S.-affiliate has a total of eight specialty pharma projects in development for the U.S. market. These projects are primarily drugs, which use a well-established compound in a new formulation or medication form, and offer patients an additional benefit. Of the eight projects for use in primary care, gastroenterology and neurology, five are already undergoing the FDA approval process. Market introduction of the first product is planned for the middle of 2004. Given a successful market introduction, the expected sales potential of the total portfolio is US$ 250-300 million. This new portfolio of growth opportunities will add sales and earnings with strategic fit to the group and will prepare the U.S. organization for marketing of the NCE-pipeline.

Financial Calendar

February 18, 2004	4th Quarter Report 2003; Analysts' conference
April 28, 2004	1st Quarter Report 2004
May 26, 2004	Annual Meeting of Shareholders

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim

Phone +49 2173 48 1377 and -1238
Fax +49 2173 48 1856
E-Mail info@schwarzpharma.com

Antje Witte, Investor Relations
Phone +49 2173 48 1866
E-Mail antje.witte@schwarzpharma.com

This interim report, our annual report and additional information are available on the Internet at: www.schwarzpharma.com